December 23, 2025

Tom Frohlich
Chief Executive Officer
Jade Biosciences, Inc.
221 Crescent St., Building 23
Suite 105
Waltham, MA 02453

       Re: Jade Biosciences, Inc.
           Registration Statement on Form S-1
           Filed December 22, 2025
           File No. 333-292369
Dear Tom Frohlich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Anthony Gostanian, Esq.